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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D

                     (INFORMATION PURSUANT TO RULE 13D-101)

                        AUDITS & SURVEYS WORLDWIDE, INC.
                            (NAME OF SUBJECT COMPANY)

                      UNITED INFORMATION ACQUISITION CORP.
                         UNITED INFORMATION GROUP, INC.
                                    (BIDDERS)

                          COMMON STOCK, PAR VALUE $.01
                         (TITLE OF CLASS OF SECURITIES)
                                    050839109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             RICHARD M. BLOCK, ESQ.
                         UNITED INFORMATION GROUP, INC.
                       TWO WORLD TRADE CENTER, SUITE 5550
                               NEW YORK, NY 10048
                                 (212) 306-0850
                            ------------------------

                                    COPY TO:

                              JAMES E. ABBOTT, ESQ.
                            CARTER, LEDYARD & MILBURN
                                  2 WALL STREET
                               NEW YORK, NY 10005
                                 (212) 732-3200

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                 MARCH 23, 1999
       (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)

                           Exhibit Index is on Page 4


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                               Page 1 of 5 Pages

                                 14D-1 AND 13D

CUSIP NO. 050839109
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1.   Names of Reporting Persons: United Information Acquisition Corp.

     S.S. or I.R.S. Identification No. of Above Person: Not applicable

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2.   Check the Appropriate Box if a Member of Group (See Instructions)

                                                                         (a) / /

                                                                         (b) / /

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3.   SEC Use Only

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4.   Sources of Funds (See Instructions)

     WC

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5.   Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(e) or 2(f)

                                                                             / /

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6.   Citizenship or Place of Organization

     DELAWARE

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person*

     12,786,053*

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8.   Check Box if the Aggregate  Amount in Row (7) Excludes  Certain Shares (See
     Instructions)

                                                                             / /

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9.   Percent of Class Represented by Amount in Row (7)


     97.5%

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10.  Type of Reporting Person (See Instructions)

     CO

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                               Page 2 of 5 Pages

                                 14D-1 AND 13D

CUSIP NO. 050839109
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(1)  Name of Reporting Persons: United Information Group, Inc.

     S.S. I.R.S. Identification No. of Above Person: 36-2948619

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(2)  Check the Appropriate Box if a Member of a Group (See Instructions):

                                                                         (a) / /

                                                                         (b) / /

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(3)  SEC Use Only


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(4)  Sources of Funds (See Instructions)

     WC

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(5)  Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(e) or 2(f)

                                                                             / /

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization:

     Delaware

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(7)  Aggregate Amount Beneficially Owned by Each Reporting Person*

     12,786,053*


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(8)  Check Box if the Aggregate  Amount in Row (7) Excludes  Certain Shares (See
     Instructions)

                                                                             / /

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(9)  Percent of Class Represented by Amount in Row (7)

     97.5%

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(10) Type of Reporting Person (See instructions)

     CO, HC

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                               (Page 3 of 5 Pages)

*    This Amendment No. 1 (Final Amendment) amends the Tender Offer Statement on
     Schedule 14D-1 (as amended hereby, the "Statement") relating to the offer by United Information Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of United Information Group, Inc., a Delaware corporation, to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Audits & Surveys Worldwide, Inc. (the "Company"), at a price of $3.24 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 1999 and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively (the "Offer").

     This Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Purchaser of the Shares.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) - (e) The information set forth in "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Inducement Agreement; Employment Amendments -- The Merger Agreement -- Stockholders Meeting" is hereby deleted and replaced by the following:

     On March 23, 1999, Purchaser merged with and into the Company pursuant to the approval of the Board of Directors and sole shareholder of Purchaser.


ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the tenth paragraph of the Introduction and in "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Inducement Agreement; Employment Amendments -- The Merger Agreement -- Stockholders Meeting" is hereby deleted and replaced by the following:

     On March 23, 1999, Purchaser merged with and into the Company pursuant to the approval of the Board of Directors and sole shareholder of Purchaser.

     Item 6 is hereby further supplemented and amended by adding at the end thereof the following:

     The Offer expired at 12:00 Midnight, New York City Time, on Tuesday, February 23, 1999. Based on information provided by United States Trust Company of New York, the depositary for the Offer, as of such time, a total of 12,786,053 Shares were validly tendered and not properly withdrawn pursuant to the Offer, and were accepted for payment by Purchaser. These Shares represent approximately 97.5% of the 13,116,596 Shares outstanding.

     The consummation of the Offer and the merger of Purchaser into the Company were publicly announced in press releases on February 24,1999 and March 24, respectively, copies of which are attached as Exhibit (a)(10) and Exhibit
(a)(11).

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is amended by the addition of the following Exhibit thereto:

     (a)(10)   Press Release, dated February 24, 1999

     (a)(11)   Press Release, dated March 24, 1999


                               (Page 4 of 5 Pages)

                                   SIGNATURE

     After due and reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 1999


                                UNITED INFORMATION GROUP, INC.

                                By:       /s/ Richard Block
                                     -----------------------------------------
                                          Name: Richard Block
                                          Title: President


                                UNITED INFORMATION ACQUISITION CORP.

                                By:       /s/ Richard Block
                                     -----------------------------------------
                                          Name: Richard Block
                                          Title: President



                                Page 5 of 5 Pages